

January 21, 2021

Barry Levenson
Chief Executive Officer
LK Secured Lending Reg A Fund, LLC
662 N. Sepulveda Blvd., Suite 300
Los Angeles, CA 90049

> **Re: LK Secured Lending Reg A Fund, LLC**
> **Offering Statement on Form 1-A**
> **Filed December 28, 2020**
> **File No. 024-11395**

Dear Mr. Levenson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed December 28, 2020

Offering Circular
Cover, page 1

1. Refer to the eighth paragraph. Please prominently disclose here that investors must hold their Membership Interests for a minimum of twelve months before they may request to withdraw and disclose here the restrictions on transfer described in the carryover paragraph on pages 59-60.

Use of Proceeds, page 8

2. Please state the principal uses for which the net proceeds of the offering are to be used and the approximate amount to be used for each purpose. Present this information assuming 25%, 50%, and 75% of the maximum offering amount is raised. Please describe any material changes you expect to make in the use of proceeds if you are not able to sell all of

the securities being qualified on the offering statement. Refer to Instruction 3 to Item 6 of Form 1-A.

Preferred Return; Cash Distributions; Election to Reinvest
Election to Reinvest, page 12

3. Refer to the third paragraph of this subsection. Please tell us how you will determine whether reinvestments will comply with the aggregate offering limitations for Tier II of Regulation A. Please also add a risk factor describing the attendant risks in the event reinvestments are not allowed because there is not a qualified offering statement or reinvestments would exceed the offering limits.

Risk Factors, page 30

4. We note your disclosure that the Operating Agreement provides that the Manager will not have any liability to the company for losses resulting from acts of the Manager, excepting fraud. Please provide a risk factor detailing the risk that this presents for investors.

By purchasing shares in this Offering, Members are bound by the arbitration provisions, page 45

5. Please state that investors are not deemed to waive compliance with the federal securities laws as a result of the arbitration provisions in your Operating and Subscription agreements.

Notes to the Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-8

6. Please revise to disclose whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Please refer to General Rule (a)(3) of Part F/S of Form 1-A.

Exhibits

7. Please relocate the exhibit index and revise the numbering of exhibits to conform to the requirements of Item 16 to Part III of Form 1-A.

General

8. We note from Item 6 to Part 1 the issuance of the Membership Interests of LK Secured Lending LLC for aggregate consideration of $116,400,000. Please advise concerning the relationship, if any, between LK Secured Lending LLC and the company, and the date of such issuance.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance